

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

<u>Via E-mail</u>
Craig Ellins
Chief Executive Officer
Growblox Sciences, Inc.
7251 West Lake Mead Blvd., Suite 300
Las Vegas, Nevada 89128

> **Re:** **Growblox Sciences, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed November 18, 2014**
> **File No. 333-198967**

Dear Mr. Ellins:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. It does not appear that the financial statements presented in your filing comply with the requirements of Articles 8-03 and 8-08 of Regulation S-X. Specifically, it does not appear that you have presented financial statements for the period ended September 30, 2014.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director